JM GROUP LTD

Unit 812, 8/F, Harbour Center tower 1

1 Hok Cheung Street, Hung Hom, Kowloon

Hong Kong

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Finance
100 F Street, N.E.

Washington, DC 20549
Attention: Kate Beukenkamp

Re:	JM Group Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed September 12, 2025
File No. 333-289556

Dear Kate Beukenkamp:

This letter is in response to the letter dated September 22, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to JM Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 2 to Registration Statement on Form F-1 (the “Amended F-1”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed September 12, 2025

Risk Factors
Risks Related to JM Group’s Ordinary Shares and This Offering
You will experience immediate and substantial dilution in the net tangible book value of

Ordinary Shares purchase., page 50

1.	We note your disclosure revisions in response to prior comment 2. The immediate dilution of $3.54 per share to new investors still does not agree to the $3.94 dilution per Ordinary Share to new investors in this offering disclosed on page 62. Additionally, please tell us how you arrived at $13,272,680 as the initial public offering price.

Response: In Response to the Staff’s comment, we have revised the disclosure on pages 50 and 62 in the Amended F-1 to be consistent with each other.

2.	We read your response to prior comment 4 and note your related revisions. The amounts disclosed for the historical net tangible book deficit of $(3,839,559) and the pro forma as adjusted net tangible book value of $11,022,441 as of March 31, 2025 still include deferred offering costs. Please revise these two amounts in the introduction to this section.

Response: In Response to the Staff’s comment, we have re-assessed the figures and updated the historical net tangible book deficit (excluded deferred IPO) and the adjusted net tangible book value as of March 31, 2025 accordingly. The revised disclosure is reflected on page 62 of the Amended F-1.

3.	Please revise the historical net tangible book deficit per share of $0.0000625 disclosed in the introduction to agree with the amount disclosed in the table.

Response: In Response to the Staff’s comment, we have re-assessed the figures and updated the historical net tangible book deficit (excluded deferred IPO) and the adjusted net tangible book value as of March 31, 2025 accordingly. The revised disclosure is reflected on page 62 of the Amended F-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Zhuoyao (Joy) Hui, Esq., at 212-451-2965, or Arila Zhou, Esq., at (212) 451-2908, of Robinson & Cole LLP.

[Signature Page Follows]

Very truly yours,

By:	/s/ Stanley Chun Kwok Ting
Stanley Chun Kwok Ting
Chief Executive Officer

Zhuoyao (Joy) Hui, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

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